UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Witnet Foundation

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  January 8, 2018

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Website of issuer
https://witnet.foundation

Current number of employees
0

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	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,095,105.00	$0
Cash & Cash Equivalents	$1,289,629.00	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$5,467,872.00	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(2,380,203.00)	$0

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April 30, 2019

FORM C-AR

Witnet Foundation




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Witnet Foundation, a Delaware corporation (the "Company," as well as references to "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC")

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://witnet.foundation no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repay of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

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statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date

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of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Witnet Foundation (the "Company") is a Delaware corporation, formed on January 8, 2018.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is https://witnet.foundation.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company develops or helps to develop platforms and protocols that leverage distributed ledgers and blockchain technology. The Company may also provide consulting services to companies in the blockchain industry. Among other revenue sources, the Company expects to receive compensation for consulting services, if those are in fact actually provided.

The Company's mission is to implement a decentralized oracle protocol called "Witnet" or the "Witnet Protocol" (hereinafter, the "Witnet Protocol") and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol.

Since its inception, the Company has undertaken and it is currently undertaking numerous efforts aimed at guaranteeing the effective decentralization of the Witnet ecosystem with views to restricting any major influence that its promoters, employees and affiliates may organically have on it in virtue of being founding parties of such ecosystem. These efforts help make Witnet a truly open ecosystem in which any third-party individual or organization can participate in equal terms, and ultimately allow the Company to be a contingent player without whom the ecosystem is equally viable. A summary of such decentralization efforts follows:

- Research conducted during the conception and design of the Witnet Protocol and network are summarized in publicly available reports under open access terms.
- Relevant discussions related to the design of the Witnet Protocol are carried out in the open in publicly available forums where anyone from outside the Company can participate and have a say.
- A document stating the process for proposing, debating and adopting significant changes in the Witnet Protocol has been published. Such process, which mimics those used in many other open source communities like Bitcoin, Ethereum or Python actually entitles anyone from outside the Company to propose changes to the document and the process itself.
- Witnet-rust (the first implementation of the Witnet Protocol) has been released under the GNU General Public License v3.0, which ensures that its source code is available for everyone to use, inspect and modify in any form. This guarantees that the Company cannot introduce any secret or unadvertised changes that could be unfair to other players in the ecosystem.

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- Development of Witnet-rust is being conducted openly on the GitHub platform, where internal and external developers can contribute to the project in equal terms.
- Several independent individuals with no affiliation to the Company who have made significant contributions to the project have been given the same administrative permissions on the Witnet-rust GitHub page as the founders of the Company.
- Abundant documentation on how the Witnet Protocol and Witnet-rust work has been produced, published and made available to the public for any competent third party to be able to create their own implementation of the protocol with ease.
- Once Witnet-rust was released, the Company did not have and does not currently have any kind of control over copy of the software that users run on their computers. This recognizes and enforces each user's absolute freedom to use, inspect and modify the software in any form, thus completely removing the possibility for the Company to unilaterally introduce any changes on it that may be detrimental to them.
- Because of the peer-to-peer nature of the Witnet-rust network and the consensus algorithms in its underlying protocol, the Company has no possible way of enforcing any protocol rule or any modification thereof on the rest of the network participants.

RISK FACTORS

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

The Company does not currently offer any products or provide any services.

The Company does not currently provide any products or provide services although we have identified that there may be a need in the market for certain blockchain consulting services that we might provide in the future. There can be no assurances that demand, or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our blockchain consulting services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed blockchain consulting services. If we are unable to commercialize and market our proposed blockchain consulting services when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company that develops or helps to develop platforms and protocols that leverage distributed ledgers and blockchain technology. In particular, the Company's mission is to implement the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol. For that reason, we may not intend to generate revenue in the future and even if we try, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on the funds that we have raised to date and on our current proposed plans and assumptions relating to our operations that, we will have sufficient funding to satisfy our contemplated cash requirements through approximately March 2020, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The cost and delays in technology development that may result from changes in regulatory requirements applicable to blockchain technology;

* Unforeseen difficulties in establishing and maintaining an effective sales; and

* Lack of demand for and market acceptance of our blockchain technologies or blockchain consulting services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The Company's mission is to implement the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol. For that reason, we may not intend to generate revenue in the future and even if we try, we cannot assure you when or if we will be able to do so. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a viable technology and/or revenues from sales, as well as the inherent business risks

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associated with the Company and present and future market conditions. The Company currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements.

In fact, we may not intend to generate revenue in the future and even if we try, we cannot assure you when or if we will be able to do so. We may require additional funds to execute our strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or marketing programs, any of which may materially harm our Company's financial condition and results of operations, if any.

In order for the Company to achieve its mission, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the creation and implementation of the Witnet Protocol and/or the achievement of our mission. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in technology development, loss of customers and sales (in the event we decide to provide consulting services to customers) and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of blockchain consulting services is highly competitive.

We face competition with respect to any blockchain consulting services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing blockchain consulting services and thus may be better equipped than us to develop and commercialize such services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may provide blockchain consulting services more effectively than we are able to, which would adversely affect our competitive position, the likelihood that our blockchain consulting services (if any) will achieve initial market acceptance and our ability to generate meaningful additional revenues from such services.

The design and creation of the first implementation Witnet Protocol depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world to design and build the first implementation of the Witnet Protocol because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in development and operations including re-engineering costs. If outsourcing services

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are interrupted or not performed or the performance is poor, this could impact our ability to achieve our mission.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to design and build the first implementation of the Witnet Protocol.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to continue assisting in the development of the Witnet Protocol and the achievement of the Company's mission might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to implement the Witnet Protocol and to promote the Witnet ecosystem.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our Company and reputation to suffer.

We might collect sensitive data, including intellectual property, proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information might be critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a

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material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our networks and information systems could severely affect our Company and operations.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us, the implementation of the Witnet Protocol and the creation of the Witnet ecosystem, including damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi who are Secretary, Vice-President and President, Treasurer of the Company. The loss of Adan Sanchez De Pedro Crespo and Daniele Levi or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our Company and operations.
Members of our management team may make decisions detrimental to the achievement of the Company's mission and/or be unable to successfully manage our operations. The ineffective management of our Company and operations will have a negative effect on our results of operations.

The amount of capital the Company raised may not be enough for the Company to achieve the Company's mission.

The Company's mission is to implement the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol. In order to achieve the Company's mission, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to accomplish our mission, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a DPA purchaser to lose all or a portion of his or her investment in the DPAs.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi in order to conduct its operations and accomplish its mission; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Adan Sanchez De Pedro Crespo and Daniele Levi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the DPAs of the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The United States tax rules applicable to an investment in the DPAs and the underlying digital tokens (the "Tokens") are uncertain and the tax consequences to a purchaser of an investment in the DPAs could differ from the purchaser's expectations.

The tax rules applicable to the DPAs and the underlying digital tokens are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in digital tokens. The tax consequences to a purchaser of the DPAs could differ from the purchaser's expectations. Purchasers should consult their own tax advisors.

Regulatory risks associated with the Company's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.

The Company's offering consisted of a debt offering under an instrument called "DPA" (Debt Payable by Assets) by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the Company. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may or may not meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments.

Negative public opinion could damage our reputation and adversely affect the implementation of the Witnet decentralized oracle protocol and creation of the Witnet ecosystem
Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain employees and can expose us to litigation and regulatory action.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or related to the industries we serve.
If we ever decide to provide blockchain consulting services, our revenues would be generated primarily from servicing customers seeking to hire qualified professionals in the blockchain industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the financial technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

The Company could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

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attack our infrastructure or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our Company and operations.

If we do not respond to technological changes or upgrade our websites and technology systems, the chances of achieving our mission could be adversely affected.

To achieve our mission, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions which could negatively affect our reputation and ability to foster the Witnet ecosystem and attract Witnet contributors. We may face significant delays in introducing new enhancements. With respect to any blockchain consulting services that we might provide in the future, if competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and and systems may become obsolete or less competitive, and our operations may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our operations will improve.

The DPAs will not be freely tradable until one year from the initial purchase date. Although the DPAs may be tradable under federal securities law, state securities regulations may apply and each DPA purchaser should consult with his or her attorney.

There is not now and likely will not be a public market for the DPAs. Because the DPAs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs may also adversely affect the price that you might be able to obtain for the DPAs in a private sale. DPA purchasers should be aware of the long-term nature of their investment in the Company.

The DPA offering was and is intended for future users of the Witnet Protocol and not for investors. Future digital tokens that the DPA purchasers may receive pursuant to the terms of the DPA are not intended to be an investment for lucrative or speculative purposes.

Regulation of Cryptocurrencies in the United States and in foreign jurisdictions is in its early stages of development and subject to changes which may have an adverse impact on the DPA Purchaser's right to receive Tokens.

The regulatory status of Cryptocurrencies and similar crypto assets, as well as the regulatory status of funds that invest in Cryptocurrencies like the Tokens that DPA purchasers may receive pursuant to the terms of the DPAs, is unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the state, federal, foreign or international level may adversely affect the use, transfer, exchange, and value of Cryptocurrencies. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to such technology and its applications, including the use of Cryptocurrencies as an asset class in which to invest. It is also difficult to predict how or whether legislatures or regulatory agencies may implement changes to laws and regulations affecting the distribution of tokens.

Cryptocurrency (Digital Token) regulation is in its infancy and future regulatory change is unpredictable.

As Cryptocurrencies have grown in popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have begun to develop regulations governing the Cryptocurrency industry. Regulators are concerned such a large unregulated person to person global economy could potentially enable criminals to evade taxes and lauder money. To the extent that future regulatory actions or policies limit the ability to exchange Cryptocurrencies or utilize them for payments, the demand for Cryptocurrencies will be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert Cryptocurrencies into fiat currency (e.g., U.S. dollars) or use Cryptocurrencies to pay for goods and services. Such regulatory actions or policies would result in a reduction of demand, and in turn, a decline in the per unit price of Cryptocurrencies.

Various foreign jurisdictions may adopt laws, regulations or directives that affect Cryptocurrencies, and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Cryptocurrencies by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the Cryptocurrency economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of cryptocurrencies. For example, on October 10, 2017, Russia's President Vladimir Putin denounced the Cryptocurrencies as risky and used by criminals, and Russia's central bank stated that it would support regulation of the Cryptocurrencies. South Korea announced the ban of all initial coin offerings on October 2, 2017 citing consumer fraud as one reason. On September 4, 2017, China's central bank banned initial coin offerings and subsequently, banned all Cryptocurrency exchanges from operating within the country.

The effect of any future regulatory change on distributed ledger technology and its applications, including Cryptocurrencies in general is impossible to predict, but any such change could be substantial and adverse to the Tokens that DPA purchasers may receive pursuant to the terms of the DPAs.

BUSINESS

Description of the Business

The Company develops or helps to develop platforms and protocols that leverage distributed ledgers and blockchain technology. The Company may also provide consulting services to companies in the blockchain industry. Among other revenue sources, the Company expects to receive compensation for consulting services, if those are in fact actually provided.

Business Plan

The Company's mission is to implement the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol.

Since its inception, the Company has undertaken and it is currently undertaking numerous efforts aimed at guaranteeing the effective decentralization of the Witnet ecosystem with views to restricting any major influence that its promoters, employees and affiliates may organically have on it in virtue of being founding parties of such ecosystem. These efforts help make Witnet a truly open ecosystem in which any third-party individual or organization can participate in equal terms, and ultimately allow the Company to be a contingent player without whom the ecosystem is equally viable. A summary of such decentralization efforts follows:

- Research conducted during the conception and design of the Witnet Protocol and network are summarized in publicly available reports under open access terms.
- Relevant discussions related to the design of the Witnet Protocol are carried out in the open in publicly available forums where anyone from outside the Company can participate and have a say.
- A document stating the process for proposing, debating and adopting significant changes in the Witnet Protocol has been published. Such process, which mimics those used in many other open source communities like Bitcoin, Ethereum or Python actually entitles anyone from outside the Company to propose changes to the document and the process itself.
- Witnet-rust (the first implementation of the Witnet Protocol) has been released under the GNU General Public License v3.0, which ensures that its source code is available for everyone to use, inspect and modify in any form. This guarantees that the Company cannot introduce any secret or unadvertised changes that could be unfair to other players in the ecosystem.
- Development of Witnet-rust is being conducted openly on the GitHub platform, where internal and external developers can contribute to the project in equal terms.
- Several independent individuals with no affiliation to the Company who have made significant contributions to the project have been given the same administrative permissions on the Witnet-rust GitHub page as the founders of the Company.
- Abundant documentation on how the Witnet Protocol and Witnet-rust work has been produced, published and made available to the public for any competent third party to be able to create their own implementation of the protocol with ease.
- Once Witnet-rust was released, the Company did not have and does not currently have any kind of control over copy of the software that users run on their computers. This recognizes and enforces each user's absolute freedom to use, inspect and modify the software in any form, thus completely removing the possibility for the Company to unilaterally introduce any changes on it that may be detrimental to them.
- Because of the peer-to-peer nature of the Witnet-rust network and the consensus algorithms in its underlying protocol, the Company has no possible way of enforcing any protocol rule or any modification thereof on the rest of the network participants.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
None	N/A	N/A

The Company is helping to develop a platform enabling users to retrieve, attest and deliver any information publicly available on the internet. The Company's mission is to implement a first version of the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol. The Company may also offer consulting services to companies in the blockchain industries. The proceeds of the Offering may be used in full or in part to help to develop such platform and to render such services.

The Company may offer consulting services to companies in the blockchain industry that want to use the platforms or protocols developed by the Company itself or by third parties. The services may be offered to these companies directly.

Competition

The Company competes with other companies servicing blockchain startup's technical and business needs.

The Company may seek to gain a competitive advantage by providing consulting services mostly, but not limited to, to companies that want to use the protocols and platforms developed by the Company itself or by third parties.

Supply Chain and Customer Base
Accounting, legal and technology services, to be provided by reputable service providers in these industries.

Intellectual Property
The Company is dependent on the following intellectual property:

Standard IP assignment agreements from founders for the benefit of the Company.

Governmental/Regulatory Approval and Compliance
Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
None

Other

502222946 v2

The Company's principal address is 160 Greentree Drive, Suite 101, Dover, DE 19904

The Company has the following additional addresses: Calle Hortaleza 108, 6º izq. 28004 Madrid - SPAIN

The Company conducts business in Spain.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

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CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,000,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable. The Company does not have any equity convertible securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has conducted the following prior securities offerings in the past three (3) years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
DPA (Debt Payable Assets)	$1,069,983	Working capital and general corporate purposes	March 1, 2018	Regulation CF
SAFT (Simple Agreement for Future Tokens)	$5,023,531	Working capital and general corporate purposes	April 13, 2018	Rule 506(b) Regulation D

The Company's outstanding debt consists of $1,069,983 resulting from the sale of DPAs (Debt Payable Assets) under Regulation C-F as referenced above. The Company has also raised $5,023,531 from the sale of SAFTs (Simple Agreement for Future Tokens) under Rule 506(b) Regulation D.

Ownership
The founders of the Company, Daniele Levi and Adan Sanchez De Pedro Crespo, each own 50% of the Company's capital stock.

502222946 v2

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniele Levi	50.0%
Adan Sanchez De Pedro Crespo	50.0%

Following the Offering, the DPA purchasers do not and will not own any capital stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$(2,380,203.00)	**$0**	**$0**

Operations

The Company's mission is to implement the Witnet Protocol and to promote an open ecosystem where different players, with no affiliation among them, would contribute to the maintenance and the development of such protocol.

Since its inception, the Company has undertaken and it is currently undertaking numerous efforts aimed at guaranteeing the effective decentralization of the Witnet ecosystem with views to restricting any major influence that its promoters, employees and affiliates may organically have on it in virtue of being founding parties of such ecosystem. These efforts help make Witnet a truly open ecosystem in which any third-party individual or organization can participate in equal terms, and ultimately allow the Company to be a contingent player without whom the ecosystem is equally viable. A summary of such decentralization efforts follows:

- Research conducted during the conception and design of the Witnet Protocol and network are summarized in publicly available reports under open access terms.
- Relevant discussions related to the design of the Witnet Protocol are carried out in the open in publicly available forums where anyone from outside the Company can participate and have a say.
- A document stating the process for proposing, debating and adopting significant changes in the Witnet Protocol has been published. Such process, which mimics those used in many other open source communities like Bitcoin, Ethereum or Python actually entitles anyone from outside the Company to propose changes to the document and the process itself.

- Witnet-rust (the first implementation of the Witnet Protocol) has been released under the GNU General Public License v3.0, which ensures that its source code is available for everyone to use, inspect and modify in any form. This guarantees that the Company cannot introduce any secret or unadvertised changes that could be unfair to other players in the ecosystem.
- Development of Witnet-rust is being conducted openly on the GitHub platform, where internal and external developers can contribute to the project in equal terms.
- Several independent individuals with no affiliation to the Company who have made significant contributions to the project have been given the same administrative permissions on the Witnet-rust GitHub page as the founders of the Company.
- Abundant documentation on how the Witnet Protocol and Witnet-rust work has been produced, published and made available to the public for any competent third party to be able to create their own implementation of the protocol with ease.
- Once Witnet-rust was released, the Company did not have and does not currently have any kind of control over copy of the software that users run on their computers. This recognizes and enforces each user's absolute freedom to use, inspect and modify the software in any form, thus completely removing the possibility for the Company to unilaterally introduce any changes on it that may be detrimental to them.
- Because of the peer-to-peer nature of the Witnet-rust network and the consensus algorithms in its underlying protocol, the Company has no possible way of enforcing any protocol rule or any modification thereof on the rest of the network participants.

We are a pre-revenue company, recently organized, and our primary expenses consist of legal, accounting, general providers and contractor payment. The Company does not expect to achieve profitability and intends to focus on developing and promoting a decentralized oracle protocol called "Witnet" enabling users to retrieve, attest and deliver any information publicly available on the Internet.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the offerings disclosed above.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any DPA purchaser of such securities during the one-year holding period beginning when the securities are issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the DPA purchaser or the equivalent, to a trust controlled by the DPA purchaser, to a trust created for the benefit of a family member of the DPA purchaser or the equivalent, or in connection with the death or divorce of the DPA purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the DPAs, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens in the Witnet Protocol
Benefits or compensation received by Company	The right to receive future tokens was granted to the related person in exchange of $200, such related person's intellectual property and such related person's services to design and build the Witnet Protocol.
Description of the transaction	As promoter of Witnet-rust (the first implementation of the Witnet Protocol) that has been under the GNU General Public License v3.0, the Company assigned to its self certain tokens from the "genesis block" of the network. From such tokens, the Company granted the related person the right to receive up to 123,500,000 tokens (4.94% of the total supply which is expected to be 2,500,000,000).

Related Person/Entity	Adan Sanchez De Pedro Crespo

Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens in the Witnet Protocol
Benefits or compensation received by Company	The right to receive future tokens was granted to the related person in exchange of $200, such related person's intellectual property and such related person's services to design and build the Witnet Protocol.
Description of the transaction	As promoter of Witnet-rust (the first implementation of the Witnet Protocol) that has been under the GNU General Public License v3.0, the Company assigned to its self certain tokens from the "genesis block" of the network. From such tokens, the Company granted the related person the right to receive up to 123,500,000 tokens (4.94% of the total supply which is expected to be 2,500,000,000).

Intellectual Property

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00
Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person
Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Related Person/Entity	Adan Sanchez De Pedro Crespo
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00

Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person
Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Related Person/Entity	Stampery, Inc., a Delaware corporation and Stampery Labs, S.L., a Spanish corporation 100% owned by Stampery, Inc. (collectively "Stampery").
Relationship to the Company	Daniele Levi is a director and officer of Stampery, Inc. and Stampery Labs, S.L. He also owns 44.26% of Stampery, Inc. Adan Sanchez De Pedro is the Chief Techonology Officer of Stampery, Inc. and he also owns 31.30% of its capital stock.
Total amount of money involved	Witnet Foundation pays the cost of the services provided by Stampery plus a 20% margin. In addition, Stampery is entitled to receive up to 275,000,000 tokens of the Witnet Protocol when the mainnet blockchain protocol is publicly released (11.00% of the total supply which is expected to be 2,500,000,000).
Benefits or compensation received by related person	Witnet Foundation pays the cost of the services provided by Stampery plus a 20% margin. In addition, Stampery is entitled to receive up to 275,000,000 tokens of the Witnet Protocol when the mainnet blockchain protocol is publicly released (11.00% of the total supply which is expected to be 2,500,000,000).
Benefits or compensation received by Company	The Company receives technical support, IT, IP, labor, R&D, engineering, infrastructure, deployment, etc., from Stampery for the creation of the potential future first implementation of the Witnet Protocol.
Description of the transaction	Services Agreement dated October 22, 2018 between Witnet Foundation and Stampery.

502222946 v2

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Bad Actor Disclosure

None

502222946 v2

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certified that the attached financial statements are true and complete in all material respects.

/s/Daniele Levi
(Signature)

Daniele Levi
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniele Levi
(Signature)

Daniele Levi
(Name)

President, Treasurer
(Title)

April 30, 2019
(Date)

/s/ Adan Sanchez De Pedro Crespo
(Signature)

Adan Sanchez De Pedro Crespo
(Name)

Secretary, Vice-President
(Title)

April 30, 2019
(Date)

28

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Witnet Foundation

BALANCE SHEET

As of December 31, 2018

	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018
ASSETS										
Current Assets										
Bank Accounts										
Checking (7338)	859,985.00	730,000.00	1,555,720.50	1,555,720.50	1,553,706.00	1,539,060.00	1,307,961.54	1,541,180.90	1,528,805.08	1,289,608.58
IMMA (7346)		40.00	29.99	19.99	9.99	0.00	40.00	29.99	19.99
Total Bank Accounts	**$859,985.00**	**$730,000.00**	**$1,555,760.50**	**$1,555,750.49**	**$1,553,725.99**	**$1,539,069.99**	**$1,307,961.54**	**$1,541,220.90**	**$1,528,835.07**	**$1,289,628.57**
Other Current Assets										
Other Receivable								10,000.00	10,000.00	238,361.03
Prepaid Expenses - Stampery S.L.	69,818.90	318,758.90	532,111.90	532,111.90	532,111.90	532,111.90	732,111.90	701,607.24	671,102.58	861,479.74
Total Other Current Assets	**$69,818.90**	**$318,758.90**	**$532,111.90**	**$532,111.90**	**$532,111.90**	**$532,111.90**	**$732,111.90**	**$711,607.24**	**$681,102.58**	**$1,099,840.77**
Total Current Assets	**$929,803.90**	**$1,048,758.90**	**$2,087,872.40**	**$2,087,862.39**	**$2,085,837.89**	**$2,071,181.89**	**$2,040,073.44**	**$2,252,828.14**	**$2,209,937.65**	**$2,389,469.34**
Other Assets										
Cryptocurrency Holdings										
Bitcoin (BTC)	0.00	0.00	279,862.67	237,521.82	295,262.09	260,451.74	245,563.51	234,229.33	228,969.32	211,206.67
Ethereum (ETH)	1,036,747.63	2,170,320.55	2,066,091.93	1,623,040.63	1,590,426.68	1,013,849.61	838,391.62	705,624.31	412,171.00	486,572.70
RChain (RHOC)	0.00	0.00	120,307.42	71,122.92	61,303.71	33,615.31	21,584.57	117,222.08	8,288.27	4,820.54
Total Cryptocurrency Holdings	**1,036,747.63**	**2,170,320.55**	**2,466,262.02**	**1,931,685.37**	**1,946,992.48**	**1,307,916.66**	**1,105,539.70**	**1,057,075.72**	**649,428.59**	**702,599.91**
Intercompany Receivable - Stampery S.L.	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96	3,035.96
Total Other Assets	**$1,039,783.59**	**$2,173,356.51**	**$2,469,297.98**	**$1,934,721.33**	**$1,950,028.44**	**$1,310,952.62**	**$1,108,575.66**	**$1,060,111.68**	**$652,464.55**	**$705,635.87**
TOTAL ASSETS	**$1,969,587.49**	**$3,222,115.41**	**$4,557,170.38**	**$4,022,583.72**	**$4,035,866.33**	**$3,382,134.51**	**$3,148,649.10**	**$3,312,939.82**	**$2,862,402.20**	**$3,095,105.21**
LIABILITIES AND EQUITY										
Liabilities										
Current Liabilities										
Accounts Payable										
Accounts Payable (A/P)										4,000.00
Total Accounts Payable	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$4,000.00**
Other Current Liabilities										
Intercompany Payable - Stampery S.L.	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34	2,633.34
Other Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Other Current Liabilities	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**
Total Current Liabilities	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$2,633.34**	**$6,633.34**
Long-Term Liabilities										
Debt Payable by Assets	780,000.00	780,000.00	780,000.00	780,000.00	780,000.00	780,000.00	780,000.00	780,000.00	780,000.00	1,007,961.03
Simple Agreement for Future Tokens	1,610,395.59	2,089,711.59	3,975,537.97	3,975,537.97	3,975,537.97	3,975,537.97	3,975,537.97	4,459,911.17	4,459,911.17	4,459,911.17
Total Long-Term Liabilities	**$2,390,395.59**	**$2,869,711.59**	**$4,755,537.97**	**$4,755,537.97**	**$4,755,537.97**	**$4,755,537.97**	**$4,755,537.97**	**$5,239,911.17**	**$5,239,911.17**	**$5,467,872.20**

	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018
Total Liabilities	**$2,393,028.93**	**$2,872,344.93**	**$4,758,171.31**	**$4,758,171.31**	**$4,758,171.31**	**$4,758,171.31**	**$4,758,171.31**	**$5,242,544.51**	**$5,242,544.51**	**$5,474,505.54**
Equity										
Common Stock										400.00
Retained Earnings	402.62	402.62	402.62	402.62	402.62	402.62	402.62	402.62	402.62	402.62
Net Income	-423,844.06	349,367.86	-201,403.55	-735,990.21	-722,707.60	-1,376,439.42	-1,609,924.83	-1,930,007.31	-2,380,544.93	-2,380,202.95
Total Equity	**$ -423,441.44**	**$349,770.48**	**$ -201,000.93**	**$ -735,587.59**	**$ -722,304.98**	**$ -1,376,036.80**	**$ -1,609,522.21**	**$ -1,929,604.69**	**$ -2,380,142.31**	**$ -2,379,400.33**
TOTAL LIABILITIES AND EQUITY	**$1,969,587.49**	**$3,222,115.41**	**$4,557,170.38**	**$4,022,583.72**	**$4,035,866.33**	**$3,382,134.51**	**$3,148,649.10**	**$3,312,939.82**	**$2,862,402.20**	**$3,095,105.21**

Witnet Foundation

PROFIT AND LOSS

March - December, 2018

	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018	TOTAL
Income											
Total Income											**$0.00**
GROSS PROFIT	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses											
OPERATING EXPENSES											$0.00
Marketing											$0.00
Community Development						3,750.00	11,250.00	3,750.00	11,250.00	7,500.00	$37,500.00
Events							19,186.03	1,183.61			$20,369.64
Total Marketing						**3,750.00**	**30,436.03**	**4,933.61**	**11,250.00**	**7,500.00**	**$57,869.64**
Other Operating Expenses											$0.00
Bank Charges & Fees	15.00		10.00	10.02	10.00	10.00	10.01	56.05	10.01	10.00	$141.09
Cryptocurrency Trade Fees			3,842.84								$3,842.84
Dues & Subscriptions			20.00							35.00	$55.00
Licenses		199.00									$199.00
Total Other Operating Expenses	**15.00**	**199.00**	**3,872.84**	**10.02**	**10.00**	**10.00**	**10.01**	**56.05**	**10.01**	**45.00**	**$4,237.93**
Professional Services											$0.00
Accounting										250.00	$250.00
Consulting						9,000.00					$9,000.00
Legal		5,846.00	4,209.50		2,014.50	1,896.00	158.00	632.00	750.50	4,011.50	$19,518.00
Total Professional Services		**5,846.00**	**4,209.50**		**2,014.50**	**10,896.00**	**158.00**	**632.00**	**750.50**	**4,261.50**	**$28,768.00**
Software Development								30,504.66	30,504.66	41,022.84	$102,032.16
Travel & Entertainment											$0.00
Airfare								1,118.98	79.95		$1,198.93
Ground Transportation									258.98		$258.98
Meals							504.42		36.39		$540.81
Total Travel & Entertainment							**504.42**	**1,118.98**	**375.32**		**$1,998.72**
Total OPERATING EXPENSES	**15.00**	**6,045.00**	**8,082.34**	**10.02**	**2,024.50**	**14,656.00**	**31,108.46**	**37,245.30**	**42,890.49**	**52,829.34**	**$194,906.45**
Total Expenses	**$15.00**	**$6,045.00**	**$8,082.34**	**$10.02**	**$2,024.50**	**$14,656.00**	**$31,108.46**	**$37,245.30**	**$42,890.49**	**$52,829.34**	**$194,906.45**
NET OPERATING INCOME	$ -15.00	$ -6,045.00	$ -8,082.34	$ -10.02	$ -2,024.50	$ -14,656.00	$ -31,108.46	$ -37,245.30	$ -42,890.49	$ -52,829.34	$ -194,906.45
Other Income											
Gain on Exchange			250.36						203.63		$453.99
Interest Earned					0.01			0.01			$0.02
Unrealized Gain		779,256.92	301.62		57,740.27				17,156.19	74,401.70	$928,856.70
Total Other Income	**$0.00**	**$779,256.92**	**$551.98**	**$0.01**	**$57,740.27**	**$0.00**	**$0.01**	**$0.00**	**$17,359.82**	**$74,401.70**	**$929,310.71**
Other Expenses											
Loss on Exchange			9,141.95						6,765.09		$15,907.04
Unrealized Loss	423,829.06	0.00	534,099.10	534,576.65	42,433.16	639,075.82	202,376.96	282,837.18	418,241.86	21,230.38	$3,098,700.17
Total Other Expenses	**$423,829.06**	**$0.00**	**$543,241.05**	**$534,576.65**	**$42,433.16**	**$639,075.82**	**$202,376.96**	**$282,837.18**	**$425,006.95**	**$21,230.38**	**$3,114,607.21**
NET OTHER INCOME	$ -423,829.06	$779,256.92	$ -542,689.07	$ -534,576.64	$15,307.11	$ -639,075.82	$ -202,376.95	$ -282,837.18	$ -407,647.13	$53,171.32	$ -2,185,296.50
NET INCOME	$ -423,844.06	$773,211.92	$ -550,771.41	$ -534,586.66	$13,282.61	$ -653,731.82	$ -233,485.41	$ -320,082.48	$ -450,537.62	$341.98	$ -2,380,202.95